NOTICE

RE: CONDENSED CONSOLIDATED INTERIM FINANCIALS STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

The second quarter financial statements for the three and six months ended June 30, 2022 and 2021 have not been reviewed by the auditors of Greenbriar Capital Corp.

GREENBRIAR CAPITAL CORP.

"Anthony Balic"

Anthony Balic

Chief Financial Officer

Greenbriar Capital Corp.

Condensed Consolidated Interim Financial Statements

For Three and Six Months Ended June 30, 2022 and 2021

(amounts expressed in Canadian dollars, except where indicated)

Greenbriar Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at June 30, 2022 and December 31, 2021 (amounts expressed in Canadian dollars, except where indicated)

	Note	As at June 30, 2022	As at December 31, 2021
Assets
Current assets
Cash		$11,063	$9,273
Deposits and prepaid expenses - short term		63,141	62,122
Other receivables		12,115	3,750
Loan receivable	4	785,201	1,290,000
Marketable securities	6	-	454,219
		871,520	1,819,364
Non-current assets
Deposits and prepaid expenses - long term		20,832	57,843
Loan receivable	4	-	543,979
Sage Ranch	5	2,623,941	1,851,487
Power project acquisition and development costs	7	6,503,741	6,163,504
Investment in associate	6	1,367,528	-
Total assets		$11,387,562	$10,436,177
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	4,959,688	5,536,070
Loans payable	9	543,203	647,762
Total liabilities		5,502,891	6,183,832
Shareholders' equity
Share capital	11	22,993,349	20,199,151
Reserves	11	6,546,087	5,701,567
Accumulated other comprehensive income		572,978	431,017
Deficit		(24,227,743)	(22,079,390)
Total shareholders' equity		5,884,671	4,252,345
Total liabilities and shareholders' equity		$11,387,562	$10,436,177

Nature of operations and going concern (note 1)

Commitments and contingencies (note 16)

Subsequent events (note 17)

Approved by the Board of Directors

”Jeff Ciachurski”	Director	”Cliff Webb”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Three months Ended June 30,		Six Months Ended June 30,
		2022	2021	2022	2021
General and administration expenses
Consulting and management fees	15	$(125,815)	$(202,818)	$(243,891)	$(373,507)
General and administrative		(115,516)	(92,542)	(201,811)	(142,111)
Marketing and donations		(507,447)	(233,385)	(541,137)	(245,303)
Finance cost		(9,756)	(20,845)	(19,667)	(47,219)
Interest income		11,698	-	11,698	-
Share-based payment expense	11	(171,464)	(144,379)	(429,189)	(745,977)
Professional fees		(155,655)	(97,113)	(304,388)	(146,111)
		(1,073,955)	(791,082)	(1,728,385)	(1,700,228)
Other (expenses) income, net
Foreign exchange (loss) gain		(74,271)	5,889	(44,375)	11,669
Unrealized loss on marketable securities	6	151,125	(908,438)	(133,594)	(1,175,625)
Share of loss on investment in associate	6	(243,097)	-	(243,097)	-
Loss on settlement of accounts payable and accrued liabilities		1,098	(20,835)	1,098	(20,835)
Loss		(1,239,100)	(1,714,466)	(2,148,353)	(2,885,019)

Other comprehensive (loss) gain ("OCI")
Cumulative translation adjustment		259,778	(94,402)	141,961	(171,598)
Total comprehensive loss		$(979,322)	(1,808,868)	$(2,006,392)	(3,056,617)

Loss per share-basic and diluted		$(0.04)	$(0.06)	$(0.07)	$(0.11)

Weighted average shares outstanding-basic and diluted		31,571,929	26,976,797	30,490,987	26,680,014

Total shares issued and outstanding		31,571,929	27,280,433	31,571,929	27,280,433

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Share-based payment reserves	Warrants reserves	Convertible debenture reserves	Accumulated other comprehensive income	Deficit	Total Shareholders' Equity

Balance at December 31, 2021		28,992,429	$20,199,151	$3,784,761	$1,916,806	$-	$431,017	$(22,079,390)	$4,252,345

Loss for the period		-	-	-	-	-	-	(2,148,353)	(2,148,353)
Private placement	11	2,059,000	1,634,864	-	938,886	-	-	-	2,573,750
Share issuance cost		-	(20,221)	-	-	-	-	-	(20,221)
Options exercised	11	520,500	1,179,555	(523,555)	-	-	-	-	656,000
Cumulative translation adjustment		-	-	-	-	-	141,961	-	141,961
Share-based payment expense	11	-	-	429,189	-	-	-	-	429,189
Balance at June 30, 2022		31,571,929	$22,993,349	$3,690,395	$2,855,692	$-	$572,978	$(24,227,743)	$5,884,671

Balance at December 31, 2020		25,908,233	$15,425,528	$3,168,709	$1,493,221	$41,830	$426,907	$(12,754,164)	$7,802,031
Loss for the period		-	-	-	-	-	-	(2,885,019)	(2,885,019)
Private placement	11	250,000	294,239	-	205,761	-	-	-	500,000
Options exercised	11	212,000	489,770	(187,771)	-	-	-	-	301,999
Warrants exercised	11	704,039	1,599,666	-	(539,252)	-	-	-	1,060,414
Share issuance cost		-	(7,495)	-	-	-	-	-	(7,495)
Finder's shares	11	50,000	105,000	-	-	-	-	-	105,000
Shares issued for debt settlement	11	144,239	230,782	-	-	-	-	-	230,782
Convertible debenture interest converted	10	11,922	16,593	-	1,290	-	-	-	17,883
Share-based payment expense	11	-	-	745,977	-	-	-	-	745,977
Cumulative translation adjustment		-	-	-	-	-	(171,598)	-	(171,598)
Balance at June 30, 2021		27,280,433	$18,154,083	$3,726,915	$1,161,020	$41,830	$255,309	$(15,639,183)	$7,699,974

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp.
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

	Note	Three months Ended June 30,		Six months Ended June 30,
		2022	2021	2022	2021
Cash used from operating activities
Loss for the period		$(1,239,100)	$(1,714,466)	$(2,148,353)	$(2,885,019)
Items not affecting cash
Unrealized foreign exchange gain		74,271	(57,068)	44,375	(11,669)
Gain on settlement of account payable and accrued liabilities		(1,098)	20,835	(1,098)	20,835
Share-based payment expense	11	171,464	144,379	429,189	745,977
Unrealized loss on marketable securities	6	(151,125)	908,438	133,594	1,175,625
Share of loss on investment in associate	6	243,097	-	243,097	-
Accretion on convertible debt		-	4,578	-	9,999
		(902,491)	(693,304)	(1,299,196)	(944,252)
Change in non-cash operating working capital
Decrease (increase) in receivables and prepaid expenses		5,985	11,310	15,928	(65,335)
Increase (decrease) in accounts payable and accrued liabilities		(473,221)	130,712	(818,353)	(159,527)
		(1,369,727)	(551,282)	(2,101,621)	(1,169,114)
Cash flows used in investing activities
Sage ranch	5	(208,642)	(73,278)	(455,899)	(148,728)
Power project development and construction costs	7	(102,401)	(58,043)	(191,635)	(99,864)
Advance on private placement		-		-	(1,971,000)
		(311,043)	(131,321)	(647,534)	(2,219,592)
Cash flows used in financing activities
Cash paid on executive loans	9	(1,682)	38,272	(44,281)	(91,654)
Private placement proceeds	11	-	-	2,368,750	500,000
Warrants exercised	11	-	757,375	-	1,060,414
Options exercises	11	-	74,000	656,000	301,999
Related company loan	4	(183,000)	(185,780)	(229,524)	1,598,793
		(184,682)	683,867	2,750,945	3,369,552
Increase in cash		$(1,865,452)	$1,264	$1,790	$(19,154)
Cash - beginning of year		1,876,515	27,254	9,273	47,672
Cash - end of period		$11,063	$28,518	$11,063	$28,518

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

1 Nature of operations and going concern

Greenbriar Capital Corp. ("Greenbriar" or the "Company") is a leading developer of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar was incorporated under British Columbia Business Corporations Act on April 2, 2009 and is a real estate issuer on the TSX Venture Exchange. The Company registered records office is located at Suite 1500 - 1055 West Georgia, Vancouver, BC, V6E 4N7. The Company is listed as a Tier 2 real estate issuer. The Company's shares trade on the exchange under the symbol "GRB".

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $2,148,353 (2021 - $2,885,019) for the six months ended June 30, 2022. As at June 30, 2022, the Company had an accumulated deficit of $24,227,743 (December 31, 2021 - $22,079,390) and a working capital deficiency of $4,631,371 (December 31, 2021 - $4,364,468). To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition and cause significant doubt about the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

2 Basis of presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021.

The Company's management makes judgments in its process of applying the Company's accounting policies in the preparation of its unaudited interim condensed consolidated financial statements.  In addition, the preparation of the financial data requires that the Company's management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's consolidated financial statements for the year ended December 31, 2021. In addition, other than noted below, the accounting policies applied in these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2021.  The Company's interim results are not necessarily indicative of its results for a full year.

The Company's interim results are not necessarily indicative of its results for a full year.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors on August 25, 2022.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

3 Significant accounting estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates.  Actual outcomes may differ from these estimates under different assumptions and conditions.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Areas that often require significant management estimates and judgment are as follows:

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Tax

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized.  Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar.  The functional currency of the Company's subsidiaries is the US dollar.  The determination of functional currency may require certain judgments to determent the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying values and impairment charges

In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment.  These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

4 Loan Receivable

	June 30, 2022	December 31, 2021
Opening balance	$1,833,979	$1.301,013
Funds received, net of repayment	229,524	(1,420,320)
Advanced on private placement	-	1,971,000
Share for debt	(1,290,000)	-
Interest receivable	11,698	-
Unrealized foreign exchange	-	(17,714)
Ending receivable balance	$785,201	$1,833,979
Classified as short-term	785,201	1,290,000
Classified as long-term	$-	$543,979

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

As at June 30, 2022, the Company had a loan receivable of $785,201 (December 31, 2021 - $1,833,979) from Captiva which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. The loans are non-interest bearing, unsecured, and are repayable upon demand.

On February 17, 2022, the Company settled $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a deemed price of $0.05 per common share.

On April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months. As at June 30, 2022, interest $11,698 accrued.

5 Sage Ranch

	June 30, 2022	December 31, 2021
Opening balance	$1,851,487	$701,983
Property taxes, net of Captiva repayment	-	(7,267)
Land appraisal & related fees	742,079	1,159,749
Unrealized foreign exchange	30,375	(2,978)
	$2,623,941	$1,851,487

On October 6, 2018, the Company entered into an agreement to sell a 50% undivided interest in the Sage Ranch project to Captiva Verde Wellness Corp. ("Captiva"), which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. The Company received 10,687,500 common shares of the Captiva which  had a fair value of $1,068,750 and $112,500 in cash for total consideration of $1,181,250 ("Sale Agreement").

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the original agreement.

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment") (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva is behind on such funding obligations and no determination has been made as to the affects to the JV at this point in time).

Captiva has until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva makes the payments summarized above by the required time, Captiva will exercise the Option and will automatically acquire a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercises the Option, then Captiva and the Company will immediately enter into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva are required to evenly split all net profits derived from the Sage Ranch Project.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

6 Marketable securities and investment in associate

	December 31, 2021 Fair value	Acquired	Disposed	Gain/(Loss)	June 30, 2022 Fair value
Captiva	$454,219	$-	$-	$(133,594)	$320,625

	December 31, 2020 Fair value	Acquired	Disposed	Gain/(Loss)	December 31, 2021 Fair value
Captiva	$2,992,500	$-	$-	$(2,538,281)	$454,219

On February 17, 2022, the Company settled $1,290,000 of the loan receivable with Captiva through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a deemed price of $0.05 per common share. Subsequent to this transaction, the Company owned 19.99% of Captiva and with the fact that the Company and Captiva have common executives and directors, it was determined that the Company has significant influence post the shares for debt transaction and will account for the investment under the equity method.

Investment in associate	June 30, 2022	December 31, 2021
Opening balance	$-	$-
Transition from marketable security to equity method	320,625	-
Shares for debt transaction	1,290,000	-
Equity pick-up	(243,097)	-
	$1,367,528	$-

As at June 30, 2022, the Company owned 36,487,500 (December 31, 2021 - 10,687,500) shares of Captiva.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

7 Power project acquisition and development costs

	Development Costs	Acquisition Costs	Total
December 31, 2020	$4,108,336	$1,591,500	$5,699,836
Additions	487,842	-	487,842
Unrealized foreign exchange	(17,424)	(6,750)	(24,174)
December 31, 2021	$4,578,754	$1,584,750	$6,163,504
Additions	241,803	-	241,803
Unrealized foreign exchange	72,434	26,000	98,434
June 30, 2022	$4,892,991	$1,610,750	$6,503,741

Montalva Project

In April 2013, the Company entered into a 50/50 arrangement to create AG Solar with Alterra Power Corp ("Alterra") (the "Arrangement").  The Arrangement was created to develop 100 Megawatts ("MW's") of solar generation capacity in Puerto Rico under a Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") which the partnership through its wholly owned subsidiary, PBJL Energy Corporation, currently has rights to.

On July 12, 2013, the Company signed a Membership Interest Purchase and Sale Agreement ("MIPSA") with Magma Energy (U.S.) Corp. ("Magma"), a subsidiary of Alterra, and amended on October 11, 2013 whereby the Company will purchase from Alterra its 50% interest in and to the shares of AG Solar.  The consideration was US $1.25 Million. The Company completed the MIPSA on September 12, 2014 (the "Acquisition Date"), the Company now owns 100% of AG .

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA on September 5, 2013, requesting an interconnection evaluation and issuance of a project specific PPOA for Montalva.  After numerous delays by PREPA and failed attempts by the Company through emails and correspondence to PREPA requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014.  PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement.

On May 15, 2015, the Company, filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement.  On September 9, 2016, the Superior Court of Puerto Rico denied an application by PREPA to have the case for contractual enforcement and damages dismissed. The Company may now proceed to have the court enforce the agreement, or in lieu of enforcement, direct PREPA to pay US $210 Million in monetary damages, or both.  In May of 2018 the Company filed a US Federal RICO lawsuit seeking US $951 Million in damages from PREPA.

On February 6, 2019, the Company announced that PREPA wanted to re-open negotiations to move forward the Montalva Project. The Company has met with PREPA representatives in 2019 and the negotiations are ongoing.

On May 19, 2020, the Company announced that it has reached agreement with the PREPA on a 25-year PPOA for the development, construction, and operation of the Montalva solar project.  On May 28, 2020, the Governing Board of PREPA approved the contract.

On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau and the Montalva PPOA moved on to final approval by the Puerto Puerto Rico Financial Oversight and Management Board (FOMB). On February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva project. The Company is in the process of seeking avenues to have the FOMB decision overturned or to have the FOMB approve the projects approved by PREPA. As part of this process, currently the Company together with PREPA are in negotiations in front of PREB.

In addition, the Company has submitted an application in the new Request for Proposal the FOMB asked the non-selected projects to apply to in case the above actions are unsuccessful.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

Land Lease Agreements

The below Montalva and Lajas Farm Option Agreements provide for a land lease with a term of twenty-five years and may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva project.

The Company entered into an option agreement dated September 9, 2013, which gives the Company the exclusive right and option to lease land in Puerto Rico (the "Montalva Option Agreement").

On various dates since execution of the land purchase option agreement, the parties have executed six separate amendments to extend the  expiration date. On December 7, 2020, the Company entered into a further extension to December 31, 2021 to make option payments: US $20,000 within 30 days of signing of the agreement, additional US $20,000 within 30 days, but in no event prior to June 1, 2021, of signing by PPOA with PREPA.

The Lajas Farm option agreement is comprised of three separate lease agreements. On December 1, 2013, the Company entered into an option agreement with renewal options which gives the Company the exclusive right and option to lease an additional site in Puerto Rico for the Montalva Project ("Original Lajas Farm Option").

On January 1, 2014, the Company entered into two additional option agreements for five years each (the "Secondary Lajas Farm Option"), which gives the Company the exclusive right and option to lease additional land in Lajas, Puerto Rico to further expand the Montalva Project.

During the year ending December 31, 2021, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2022 and agreeing to make payments totalling US$82,500.

Included in the power project development and construction costs balance for AG Solar are costs related to environmental assessments and land lease option payments.

8 Accounts payable and accrued liabilities

	June 30, 2022	December 31, 2021
Project related accounts payables, and other accounts payable	$728,508	$1,389,038
Accrued liabilities	4,231,180	4,147,032
Total accounts payable and accrued liabilities	$4,959,688	$5,536,070

During the period ended June 30, 2022, the Company reversed $nil (December 31, 2021- $31,329) in accounts payable related to payables that were no longer payable.

9 Loans payable

Shareholder loans	June 30, 2022	December 31, 2021
Principal opening balance	$126,780	$127,320
Unrealized foreign exchange	2,080	(540)
Principal ending balance	128,860	$126,780

In September 2014, the Company received two loans totaling $131,170 (US $100,000) from an independent shareholder.  Both loans bear interest of 10% per annum, compounded monthly and were repayable on February 25, 2015. As the loan is past the repayment date it is now due on demand. As at June 30, 2022, total accrued interest was $158,750 (December 31, 2021 - $141,929) and was included in account payables and accrued liabilities.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

Director loans	June 30, 2022	December 31, 2021
Principal opening balance	$343,796	$345,004
Repayment	(77,198)	-
Unrealized foreign exchange	4,395	(1,208)
Principal ending balance	$270,993	$343,796

The loans bear interest of between 10% and 12% per annum and are repayable at varying terms from on demand to January 2017. Any loan past repayment date is now due on demand.  During the period ended June 30, 2022, $77,198 of the principal was settled in shares issued through the private placement. As at June 30, 2022, total interest accrued was $393,122 (December 31, 2021 - $429,535) and was included in account payables and accrued liabilities.

Executive loans	June 30, 2021	December 31, 2021
Principal opening balance	$87,186	$152,640
Addition loan	-	178,937
Net repayments	(42,599)	(244,391)
Unrealized foreign exchange	8,763	-
Principal ending balance	$53,350	$87,186

As at June 30, 2022, the Company had outstanding loans from the CEO and the CEO's spouse of $53,350 (December 31, 2021 - $87,186).  The loans bear interest of between 10% and 12% per annum and were repayable at varying terms from on-demand to November 2016. Any loan past repayment date is now due on demand.  As at June 30, 2022, total interest accrued was $127,748 (December 31, 2021 - $134,405) and was included in account payables and accrued liabilities.

Promissory note	June 30, 2022	December 31, 2021
Principal opening balance	$90,000	$221,250
Promissory settled by shares	-	(131,250)
Principal ending balance	$90,000	$90,000

During the year ended, December 31, 2020, an unexercised convertible debt instrument was re-classified as a loan payable. During the year ended December 31, 2020 an additional $56,250 was loaned to the Company. On April 22, 2021, the Company settled $131,250 of the promissory note in a shares for debt transaction. The total amount settled including interest was $165,497 in exchange for the issuance of 133,465 common shares and $15,000 in cash which was paid on April 22, 2021. As at June 30, 2022, the total accrued interest related to the debenture was $nil (December 31, 2021 - $10,987) and was included in account payables and accrued liabilities

10 Convertible debenture

December 2018 Convertible Debt

During the year ended December 31, 2018, the Company agreed to convert $322,534 of loans outstanding from a director into a convertible debenture which grants to the lender certain rights to convert the loan and interest into units of the Company at the conversion price of $1.25 per unit. Each unit is comprised of one share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $1.50 on or prior to August 21, 2021.

On June 12, 2019, $156,250 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 125,000 shares of the Company at a deemed price of $1.25 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

On April 9, 2020, $36,268 interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 51,811 shares of the Company at fair value of $0.70 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On June 8, 2021, $17,883 interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 shares of the Company at fair value of $1.48 per share.

On July 12, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, principal amount of $166,284 convertible debentures of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a fair value of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

Based on the discount factor of 13.5% over the Debenture's term of three years, the equity portion was valued at $42,818. Accretion for the debenture for the year ended December 31, 2021 was $9,999. Interest for the debenture for the year ended December 31, 2021 was $6,493.

As at June 30, 2022, total interest accrued was $nil.

	June 30, 2022	December 31, 2021
Opening balance	$-	$171,146
Accretion	-	9,999
Converted	-	(166,284)
Recovery	-	(14,861)
Ending balance	$-	$-

11 Share capital and reserves

a) Authorized and outstanding

As at June 30, 2022, the Company had unlimited authorized common shares without par value and 31,571,929 common issued and outstanding (December 31, 2021 - 28,992,429).

b) Share issuances

Fiscal 2022

- On March 28, 2022, the Company closed a non-brokered private placement and issued 2,059,000 units at a price of $1.25 per unit for gross proceeds of $2,368,750 and a reduction of accounts payable and loans payable of $205,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $1.35 until March 28, 2025. The Company incurred $20,221 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $938,886 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 92.23% volatility; risk-free interest rate of 2.37%; and a dividend yield of 0%.

- During the current period ended, the Company issued 520,500 common shares related to option exercises for proceeds of $656,000.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

Fiscal 2021

- On January 27, 2021, the Company closed a non-brokered private placement and issued 250,000 units at a price of $2.00 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $2.50 until January 27, 2023. The Company incurred $7,495 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $205,761 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 year expected life; 105.96% volatility; risk-free interest rate of 0.16%; and a dividend yield of 0%.

- On February 24, 2021, the Company issued 50,000 common shares share to Genevieve Enterprise Corp. pursuant to a finder's fee agreement. The $105,000 was recorded in consulting fees in the statement of loss and comprehensive loss.

- April 22, 2021, the Company settled debt in the total amount of $178,856 with two of its creditors, by the issuance of 144,239 common shares at a price of $1.24 per share. As part of the settlement, the Company recorded a loss of $52,164.

- On June 8, 2021, $17,883 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

The fair value of these warrants at the date of grant was estimated at $1,291 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 0.2 years expected average life; 87.09% volatility; risk-free interest rate of 0.32%; and a dividend yield of 0%.

- On July 12, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 12, 2021, principal amount of $166,284 convertible debentures of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a fair value of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

The fair value of these warrants at the date of grant was estimated at $16,984 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 0.1 years expected average life; 88.05% volatility; risk-free interest rate of 0.43%; and a dividend yield of 0%.

- On September 14, 2021, the Company closed the non-brokered private placement, issued 878,970 units at a price of $1.65 per unit for gross proceeds of $1,410,750 and a reduction in accounts payable of $39,550. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share in the capital of the Company at a price of $2.00 for a period of two years. The Company incurred $14,500 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $448,604 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 years expected average life; 103.17% volatility; risk-free interest rate of 0.41%; and a dividend yield of 0%.

- On November 8, 2021, the Company closed a non-brokered private placement and issued 300,000 units at a price of $1.65 per unit for gross proceeds of $495,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $1.75 for a period of two years. The Company incurred $7,131 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $144,229 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 2 years expected average life; 102.79% volatility; risk-free interest rate of 0.95%; and a dividend yield of 0%.

- During the year ended December 31, 2021, 449,500 stock options were exercised for gross proceeds of $540,749.

- During current year ended December 31, 2021, 865,458 shares were issued from warrants exercised for gross proceeds of $1,302,543.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

c) Stock options

The Board of Directors may grant options to purchase shares from time to time, subject to the aggregate number of common shares of the Company issuable under all outstanding stock options of the Company not exceeding 10% of the issued and outstanding common shares of the Company at the time of the grant. The options are exercisable over a period established at the time of issuance to buy shares of the Company for a period not exceeding ten years, at a price not less than the minimum price permitted by the exchange. The vesting schedule for an option, if any, shall be determined by the Board of Directors at the time of issuance.

- On January 25, 2022, the Company issued 500,000 incentive stock option to consultants of the Company exercisable at $1.25 per share for a period of 3 years. The fair value of the share options was estimated at $356,850 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 93.38%, dividend payment during life of option was nil, risk free interest rate 1.40%, weighted average exercise price $1.25, weighted average fair value per option $0.71, share price $1.22.

- On June 23, 2022, the Company issued 100,000 incentive stock option to a consultant of the Company exercisable at $1.15 per share for a period of 3 years. The fair value of the share options was estimated at $72,339 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 104.31%, dividend payment during life of option was nil, risk free interest rate 3.14%, weighted average exercise price $1.15, weighted average fair value per option $0.72, share price $1.12.

- On July 7, 2021, the Company issued 350,000 incentive stock option to a consultant of the Company exercisable at $1.35 per share for a period of 3 years. The fair value of the share options was estimated at $363,106 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 100.97%, dividend payment during life of option was nil, risk free interest rate 0.66%, weighted average exercise price $1.35, weighted average fair value per option $1.04, share price $1.59.

- On May 25, 2021, the Company issued 30,000 incentive stock option to a consultant of the Company exercisable at $1.50 per share for a period of 2 years. The fair value of the share options was estimated at $23,820 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 105.28%, dividend payment during life of option was nil, risk free interest rate 0.30%, weighted average exercise price $1.50, weighted average fair value per option $0.79, share price $1.47.

- On January 20, 2021, the Company issued 350,000 incentive stock option to consultants of the Company exercisable at $2.00 per share for a period of 3 years. The fair value of the share options was estimated at $599,397 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 115.92%, dividend payment during life of option was nil, risk free interest rate 0.20%, weighted average exercise price $2.00, weighted average fair value per option $1.71, share price $2.40.

Total share options granted during the six months ended June 30, 2022 were 600,000 (December 31, 2021 - 730,000). Total share-based payment expense recognized for the fair value of share options granted and vested during the six months ended June 30, 2022 was $429,189 (2021 - $745,977).

A summary of stock option information as at June 30, 2022 and December 31, 2021 is as follows:

	June 30, 2022		December 31, 2021
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	2,330,500	$1.34	2,050,000	$1.20
Granted	600,000	1.23	730,000	1.67
Exercised	(520,500)	1.26	(449,500)	1.20
Expired	(100,000)	1.38	-	-
Outstanding - end of period	2,310,000	$1.33	2,330,500	$1.34

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

The following table discloses the number of options and vested options outstanding as at June 30, 2022:

Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options Outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
125,000	1.10	0.61	125,000	1.10	0.61
250,000	1.20	0.14	250,000	1.20	0.14
250,000	1.00	1.79	250,000	1.00	1.79
30,000	1.50	0.90	30,000	1.50	0.90
550,000	1.50	1.42	550,000	1.50	1.67
155,000	2.00	1.81	155,000	2.00	1.81
350,000	1.35	2.02	350,000	1.35	2.02
500,000	1.25	2.58	500,000	1.25	2.58
100,000	1.15	2.98	100,000	1.15	2.98
2,310,000	$1.33	1.69	2,310,000	$1.33	1.69

The following table discloses the number of warrants outstanding as at:

	June 30, 2022		December 31, 2021
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	2,059,470	$1.62	1,624,293	$1.18
Granted	2,059,000	1.35	1,501,985	2.01
Exercised	-	-	(865,458)	1.51
Expired	(50,000)	1.50	(201,350)	1.50
Outstanding - end of period	4,068,470	$1.48	2,059,470	$1.62

Outstanding warrants	Expiry Date	Exercise price
11,000	April 24, 2024	$0.55
520,000	April 24, 2024	$0.55
49,500	November 2, 2022	$1.75
250,000	January 27, 2023	$2.50
878,970	September 14, 2023	$2.00
300,000	November 8, 2023	$1.75
2,059,000	March 28, 2025	$1.35
4,068,470

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

12 Financial instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

Categories of financial instrument

		June 30, 2022		December 31, 2021
	Fair Value Hierarchy	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	11,063	11,063	9,273	9,273
Marketable securities	Level 1	-	-	454,219	454,219
Amortized cost
Other receivables	N/A	12,115	12,115	3,750	3,750
Related company loan receivable	N/A	785,201	785,201	1,833,979	1,833,979

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	N/A	4,959,688	4,959,688	5,536,070	5,536,070
Loan payable	N/A	543,203	543,203	647,762	647,762

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs

The Company did not move any instruments between levels of the fair value hierarchy during the six months ended June 30, 2022 and December 31, 2021.

The fair value of the related company loan receivable is considered to approximate its carrying value as it was only re-negotiated to a two year promissory note subsequent to year end and a portion therefore classified as long term. The remainder fair values of all financial instruments are considered to approximate their carrying values due to their short-term nature.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, and loans; however, management does not believe this exposure is significant.

Credit risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit rating, and other receivables. The Company believes the credit risk is insignificant. The Company's exposure is limited to amounts reported within the statement of financial position.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

	Less than 1 year	Over 1 year	Total
Accounts payable and accrued liabilities	$4,959,688	$-	$4,959,688
Loan payables	543,203	-	543,203
Total	$5,502,891	$-	$5,502,891

Foreign exchange risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

The Company's financial assets and liabilities as at June 30, 2022 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$5,736	$5,327	$11,063
Other receivables	12,115	-	12,115
Related company loan receivable	213,075	572,126	785,201
	230,926	577,453	808,379
Financial liabilities
Accounts payable and accrued liabilities	$(673,390)	$(4,286,298)	$(4,959,688)
Loan payable	(90,000)	(453,203)	(543,203)
Net financial liabilities	$(532,464)	$(4,162,048)	$(4,694,512)

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

The Company's financial assets and liabilities as at December 31, 2021 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$9,402	$(129)	$9,273
Other receivables	3,750	-	3,750
Marketable securities	454,219	-	454,219
Related company loan receivable	1,261,853	572,126	1,833,979
	1,729,224	571,997	2,301,221
Financial liabilities
Accounts payable and accrued liabilities	$(561,752)	$(4,974,318)	$(5,536,070)
Loan payable	(147,637)	(500,125)	(647,762)
Net financial liabilities	$1,019,835	$(4,902,446)	$(3,882,611)

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of June 30, 2022, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $416,205 (December 31, 2021 - $490,245). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

13 Capital management

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders. The primary use of capital will be used for the development of its properties and acquisitions.

The Company considers the items included in short-term loans and shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, business opportunity and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. During the period ended June 30, 2022, there has been no change in the Company's management of capital policies.

14 Segment disclosures

The Company is primarily involved in the acquisition and development of wind and solar energy farms in the United States and renewable energy projects in Canada and has determined that its reportable operating segment is based on the fact that the Company's projects have the same economic characteristics and represent the manner in which the Company's chief decision maker views and evaluates the Company's business.

The Company currently has two geographic segments: Canada and the United States of America ("USA"). The head office operates in Canada and the Company's long-term assets are in the USA.

The Company has one reportable operating segment.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

	Canada	USA	Total
As at June 30, 2022
Total assets	$1,475,033	$9,912,529	$11,387,562
Non-current assets	$20,832	$9,127,682	$9,148,514
As at December 31, 2021
Total assets	$2,421,420	$8,014,757	$10,436,177
Non-current assets	$601,822	$8,014,991	$8,616,813

	Canada	USA	Total
Period ended June 30, 2022
Six months operating loss	$(2,050,362)	$(31,279)	$(2,081,641)
Six months loss for the period	(2,050,362)	(31,279)	(2,081,641)
Three months operating loss	$(1,145,649)	$(26,739)	$(1,172,388)
Three months Loss for the period	(1,145,649)	(26,739)	(1,172,388)
Period ended June 30, 2021
Six months operating loss	$(2,881,320)	$(3,699)	$(2,885,019)
Six months loss for the period	(2,881,320)	(3,699)	(2,885,019)
Three months operating loss	$(1,714,148)	$(318)	$(1,714,466)
Three months Loss for the period	(1,714,148)	(318)	(1,714,466)

	As at June 30, 2022				As at December 31, 2021
	Real Estate	Renewable Energy	Corporate	Total	Real Estate	Renewable Energy	Corporate	Total
Assets	$	$	$	$	$	$	$	$
Total assets	2,623,941	6,503,741	2,259,880	11,387,562	1,851,487	6,163,504	2,421,420	10,436,177
Non-current, non-financial assets	2,623,941	6,503,741	-	9,127,682	1,851,487	6,163,504	-	8,014,991
Loss
Loss	(27,610)	(3,670)	(2,050,361)	(2,081,640)	(294,282)	(2,063)	(9,028,881)	(9,325,226)

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

15 Related party transactions

The Company's related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with related parties during the six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Management fees	$172,065	$38,444	$323,141	$78,270
Share-based compensation	-	-	-	-
Total	$172,065	$38,444	$323,141	$78,270

On July 1, 2014, the Company entered into a consulting contract with the President of the Company. The agreement provides for an annual fee of US $120,000 in which the President will lead all the wind and solar development in obtaining permitting, environmental compliance and raising of capital to construct the renewable energy facilities ("Annual Fee").  In addition, the Company agrees to reimburse all reasonable expense incurred related to office expenses, daily travel per diem, mileage expense and health and life insurance premium expense.  Further, upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land whichever comes first, the agreement provides for a one-time payment of US $250,000 in recognition of the President's unpaid work in support of the Company's projects since March 2013.  Lastly, the President will be paid a US$3 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project.

On October 15, 2016, the President entered into an amended compensation agreement with the Company. Under this new agreement, the President agreed to settle all unpaid fees and late penalties with a US$168,750 loan at interest of 8% per annum compounded semi-annually. His base fee will be reduced to US$5,000 per month until such time as a PPOA for a project has been executed with PREPA or other such milestone has occurred as determined by the board. The fee will then be reverted back to US$10,000 per month. Further the development completion award for the Montalva solar project will be reduced to US$1.95 million from the initial US$3 million. On August 4, 2021, it was agreed that the President's fee would re-instated to US $10,000 per month going forward.

During the year ended December 31, 2018, the Company agreed to convert $322,534 of the loans outstanding into a convertible debenture granted to the lender the ability to convert the loan and interest into units of the Company at the conversion price of $1.25 per unit. Each unit is comprised of one share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of $1.50 on or prior to June 15, 2021. (Note 11 and 12)

On April 9, 2020, $36,268 of the $322,534 convertible debentures issued on June 15, 2018 interest was converted into 51,811 shares of the Company at a fair value of $0.70 per share. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On June 8, 2021, $17,645 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 11,922 units of the Company at a fair value of $1.48 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

On July 15, 2021, $166,284 of the $322,534 convertible debentures issued on June 15, 2018 was converted into 133,027 units of the Company at a price of $1.25 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to June 15, 2021.

On July 15, 2021, $1,567 accrued interest of the $322,534 convertible debentures issued on June 15, 2018 was converted into 1,080 units of the Company at a fair value of $1.45 per unit. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant entitling the holder to acquire an additional common share at the price of $1.50 on or prior to August 21, 2021.

During the six months ended June 30, 2022, the President charged the Company $85,348 (December 31, 2021 - $114,499) under the contract. As at June 30, 2022, included in accounts payable are fees, bonus and expenses due to the President of the Company of $34,161 (December 31, 2021 - $41,938).

During the six months ended June 30, 2022, a Company controlled by the CFO charged the Company $79,250 (2021 - $40,000) related to services.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

During the six months ended June 30, 2022, related party loan interest of US $30,881 (December 31, 2021 - US $58,488) was capitalized to power project acquisition and development costs. (Note 7).

As at June 30, 2022, the Company had a receivable of $104,201 (December 31, 2021 - $1,833,979) from Captiva. The loan is non-interest bearing and is repayable upon demand. The loan represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva. On February 17, 2022, the Company settled $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a deemed price of $0.05 per common share. On April 20, 2022, the Company entered into a promissory note $681,000 with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months, $11,698 interest accrued during current period.

On August 4, 2021, the Company declared USD $2,740,000 in bonus awards to executives, directors and former directors of the Company in recognition of receiving full entitlement approval by local authorities for the Sage Ranch project.  The awards were made in recognition of the many years of perseverance and effort involved in getting the project approved, reducing materially management salaries and director fees, and maintaining efforts to conserve cash. The expense was recording as consulting fees in the statement of loss and comprehensive loss. As at June 30, 2022, USD $2,206,133 (December 31, 2021, USD $2,615,000) remained accrued, and USD $533,867 (December 31, 2021 - USD $125,000) was paid.

As at June 30, 2022, the Company had $44,763 (December 31, 2021 - $167,102) in accounts payable to related parties.

16 Commitments and contingencies

As at June 30, 2022, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$644,300	$-	$644,300

i) The Company entered into four separate land options agreements with Jose Arturo Acosta, leasing a total of 1,590 acres of land in the Municipality of Lajas and Guanica of Puerto Rico.  The Company made initial payments on the execution date of each options agreement and will thereafter pay advances for each successive four-month period during the option terms.  The annual rent will be revised once the land area needed for the energy facility is determined and will have an initial term of twenty-five years with an extension of four consecutive periods of five years each.

ii) On April 23, 2013, 330 common shares, approximately 33% interest, of PBJL were transferred between the spouse of an officer to AG Solar and the Company.  The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated.  Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

iii) The Company executed a USD $195 Million project financing mandate with Voya Investment Management, LLC ("Voya") for the Company's Monalva Project. As compensation for entering into this letter, the Company hereby agrees to issue to Voya, on the date on which a trigger event occurs, warrants to purchase 3,500,000 common shares of the Company at a strike price of $1.00, exercisable at any time within five years from the date hereof. For the purposes of this letter, a "Trigger Event" means the earliest of: (a) issuance of notice to proceed to start construction of the Project, (b) closing of the Loans referred to in the attached Term Sheet, (c) closing of financing equal to more than 50% of the cost of the Project, (d) transfer of ownership of over 50% of the Project, measured from the date hereof, (e) sale or transfer of over $25 million in Company shares, (f) Company shares trading at or above $3.00, (g) change of control of the Company, whereby more than 50% of the shares are owned or under the control of one investor, or over 50% of the board of directors have been appointed by one investor, or (h) PREPA or its successor is rated investment grade by at least one nationally recognized rating agency ("NRSRO"), or (i) PREPA's Power Purchase and Operating Agreement with the Project, or Project-related obligations, are guaranteed by an entity rated investment grade by a NRSRO. Subsequent to period end, the agreement was extended to April 25, 2023.

iv) On March 30, 2022, the Company executed a USD $40 million Mandate Agreement with Voya Investment Management (Voya IM), LLC, the asset management business of Voya Financial, Inc., for a senior secured construction loan for the construction of the 995 home Sage Ranch sustainable master planned community project in Tehachapi in Southern California. Voya will receive a bonus of 2 million (3 -year) warrants at CDN $1.25 per share at closing, or the same amount plus a USD $1 million cash break-up fee if the company choses another lender.

Greenbriar Capital Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(amounts expressed in Canadian dollars, except where indicated)

17 Subsequent events

• On July 7, 2021, 250,000 options were exercised for proceeds of $300,000.

• On July 20, 2021, 150,000 warrants were exercised for proceeds of $202,500.